Exhibit (a)(1)(D)

Re: Important Information: Equity Exchange Offer Commences

July 13, 2009

Today we commenced the exchange offer under the equity exchange program you may have read about on the intranet or in our 2009 proxy statement. You are receiving this email because you are eligible to participate in this voluntary, one-time, equity exchange program.

Simply put, this program will allow you to exchange certain stock options and stock appreciation rights (SARs) that have strike prices that are significantly greater than our current stock price for a fewer number of stock options or SARs in return—but at a new strike price and with a new vesting schedule. We are making the exchange offer to help rebuild long-term, stock-based incentives to increase stockholder value as was intended when the original stock options and SARs were granted.

It is critical that you review all of the documents related to the exchange offer before you decide whether or not to participate—I want to emphasize that this is a voluntary program. I encourage you to consider attending an upcoming informational session before making the decision that’s right for you. The attached document will provide you with specific information concerning the exchange offer and the informational sessions. This exchange offer closes on August 18, 2009 at 5:00 p.m., U.S. Eastern Time.

Thanks again for all you are doing to move our company forward!

/s/ Michael D. Fraizer

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